OPERATING AGREEMENT OF

PORTRAIT COFFEE, LLC

(A GEORGIA LIMITED LIABILITY COMPANY)

ORGANIZED UNDER

THE LIMITED LIABILITY COMPANY ACT OF GEORGIA

Prepared By:
Stanley E. Foster, Esquire
Hollowell, Foster & Herring, P.C.
1882 Princeton Avenue
Suite 1
Atlanta, Georgia 30337
(404) 658-9900

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
PORTRAIT COFFEE, LLC
A GEORGIA LIMITED LIABILITY COMPANY
ORGANIZED UNDER
THE LIMITED LIABILITY COMPANY ACT OF GEORGIA

ARTICLE I - INITIAL DATE, PARTIES, AUTHORIZATION, AND PURPOSE OF THIS AGREEMENT

Section 1.01 Initial Date; Initial Parties. This Agreement originally made as of January ___, 2020 (the "Effective Date") and all Schedules hereto, and is agreed to by Portrait Coffee, LLC (the "Company"), and the persons and entities who have executed the signature page hereto, collectively the "Members."

Section 1.02 Subsequent Parties; Assent as a Precondition to Becoming a Member or to Obtaining Rights to Become a Member.

(a) No person may become a Member of the Company without first assenting to and signing this Agreement. Any act by the Company to offer or provide Member status, or reflect that status in the Company's Required Records, automatically includes the condition that the person becoming a Member first assent to and sign this Agreement.

(b) No transfer or attempted assignment of a Membership Unit is effective unless the assignment complies with Article XII and the assignee has assented to and signed this Agreement.

Section 1.03 Authorization of this Agreement. This Agreement is made under the Georgia Limited Liability Company Act, O.C.G.A. § 14-11-100 *et. seq.*

ARTICLE II - DEFINITIONS

Section 2.01 Definitions. For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, the words, terms and phrases defined in this section have the following meanings:

(a) "Act of the Members" has the meaning stated in Section 9.01.

(b) "Agreement" means this Operating Agreement, as amended from time to time under Article XVIII.

(c) "Capital Account" means the account of any Member or Dissociated Member, maintained as provided in Section 7.02.

(d) "Current Value" of the Membership Units is defined in Schedule 12.0.

(e) "Capital Contribution" shall mean the amount of money and/or the fair market value (as of the date of contribution) of any property (other than money) contributed to the Company by a Member in respect of the issuance of Membership Units.

(f) "Capital Interest" means the right of any Member or Dissociated Member to be paid the amount in that Member's or Dissociated Member's Capital Account.

(g) "Code" means the Internal Revenue Code of 1986, as amended, and any successor to that Code.

(h) "Company" means Portrait Coffee, LLC, a Georgia Limited Liability Company, organized under the Georgia Limited Liability Company Act, O.C.G.A. § 14-11-100 *et. seq.*

(i) "Disinterested" means, with respect to a Manager or Member and with respect to a particular transaction or other undertaking, a Manager or Member who (i) is not a party to that undertaking, (ii) has no material financial interest in any organization that is a party to that undertaking, and (iii) is not related by blood or marriage to any person who either is a party to that undertaking or has a material financial interest in any organization that is a party to that undertaking.

(j) "Disposition" shall mean any transfer, whether outright or as security, *inter vivos* or testamentary, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Membership Units.

(k) "Dissociation of a Member" or "Dissociation" occurs when the Company has notice or knowledge of an event that has terminated a Member's continued Membership in the Company.

(l) "Fiscal Year" means the annual period upon which the Company files its federal tax return.

(m) "Governance Rights" means all of a Member's rights as a Member in the Company, other than financial rights and the right to assign financial rights.

(n) "Initial Members" means Aaron Fender, John and Shawndra Onwuchekwa, and Marcus Hollinger, and any other person signing this Agreement as an "Initial Member".

(o) "LLC Act" or "Act" means the Georgia Limited Liability Company Act, O.C.G.A. § 14-11-100.

(p) "Manager" means a person duly elected under Article VIII to the Board of Directors of the Company or appointed by such Directors as an officer of the Company, as well as any person who serves in an interim capacity under that Article.

(q) "Majority-In-Interest Consent" means the consent described in Revenue Procedure 94-46, 1994-28 IRB 129, as amended from time to time.

(r) "Member" means a person who owns at least one Membership Unit, who has been admitted to membership in accordance with this Agreement, and whose ownership of one or more Membership Units is reflected in the Required Records.

(s) "Membership Unit" has the meaning stated in Section 5.01.

(t) "Permitted Disposition" shall mean any Disposition to which [all of] the Members consent in writing; provided, however, a disposition by any Member to his spouse or to a trust for

the benefit of any of the foregoing or to a corporation or limited liability company all of the ownership interests are held by a Member. Notwithstanding the foregoing, no Disposition shall be a Permitted Disposition unless (a) in compliance with this Agreement, (b) the transferor shall have obtained the written acknowledgement of the proposed transferee that such transferee will be bound by, and the Membership Units proposed to be transferred will be subject to, this Agreement; and (c) such Disposition is not a breach or default under any loan or other financing agreement to which the Company may be a party.

(u) "Person" includes a natural person, domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, association, business trust, estate, trust, enterprise, and any other legal or commercial entity.

(v) "Required Records" means those records that Georgia Limited Liability Company Act, O.C.G.A. § 4-11-100 *et seq.* requires the Company to maintain.

(w) "Secretary of State" means the Georgia Secretary of State, its office, authorized agents and representatives.

(x) "State" means the State of Georgia.

(y) "Successor LLC" means a limited liability company organized under Section 15.02 to participate as the surviving organization in a merger with the Company after the Company is dissolved.

(z) "Termination of the Company" means, as defined in Georgia Limited Liability Company Act, O.C.G.A. § 4-11-100 *et seq.*, the end of the Company's legal existence.

(AA) "Transfer" includes an assignment, conveyance, lease, mortgage, security interest, deed, encumbrance, and gift.

ARTICLE III - BACKGROUND OF THIS AGREEMENT

Section 3.01 History and Nature of the Company.

The Company is organized in the State of Georgia and is engaged in the business of the wholesale and retail sale and distribution of coffee and coffee and related merchandize for profit, and any other lawful for profit business its Managers choose to pursue. As of the initial date of this Agreement, the Company's principal place of business is 1437 Moray Street, SW, Atlanta, Georgia 30311.

ARTICLE IV - RELATIONSHIP OF THIS AGREEMENT TO THE DEFAULT RULES PROVIDED BY THE LLC ACT AND TO THE ARTICLES OF ORGANIZATION

Section 4.01 Relationship of this Agreement to the Default Rules Provided by the Act.

If any provision of this Agreement conflicts with a default rule, the provision of this Agreement controls and the default rule of the Company is modified or negated accordingly.

Section 4.02 Relationship between this Agreement and the Articles of Organization.

If a provision of this Agreement differs from a provision of the Company's Articles of Organization, then to the extent allowed by law this Agreement will govern.

ARTICLE V - CAPITAL STRUCTURE: MEMBERSHIP AND CONTRIBUTIONS

Section 5.01 Membership Units.

(a) Membership rights in the Company are reflected in Membership Units, as recorded in the Required Records. A total of 15,000 Membership Units are authorized for issuance, 10,000 of which are Voting Membership Units and 5,000 of which are Non-voting Units. 10,000 Voting Membership Units have been issued as set forth in Section 5.02. Each Membership Unit:

(i) Each voting Membership Unit has equal governance rights with every other Voting Membership Unit and, on matters subject to a vote of the Members, has one vote. Votes of jointly-held Membership Units shall be cast by the Members holding such units acting jointly (or not at all).

(ii) Each Membership Unit has equal rights with every other Membership Unit with respect to sharing of profits and losses and with respect to distributions.

(b) A Member may transfer or assign Membership Units, including governance rights, only as provided in and subject to Article XII.

(c) Form of Certificates and Signatures; Transfer of Units; Lost, Stolen or Destroyed Certificates; and Transfer Agent and Registrar.

(i) Each holder of a Membership Unit shall be entitled to one or more certificates, signed by the President or a Vice President and by the Secretary, or which shall certify the number and class of Membership Units held by him in the Company, but no certificate for Membership Units shall be executed or delivered until such units are fully paid. When such a certificate is countersigned by a transfer agent or registrar, the signature of any of said Officers of the Company may be facsimile, engraved, stamped or printed.

(ii) Subject to the provisions of this Agreement regarding transfers of Membership Units, Membership Units in the Company shall be transferable upon the books of the Company by the holders thereof, in person, or by a duly authorized attorney, upon surrender and cancellation of certificates for a like number of units of the same class, with duly executed assignment and power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signatures to such assignment and power of transfer as the Company or its agents may reasonably require.

(iii) The Company may issue a new certificate for Membership Units in place of any certificate theretofore issued by it and alleged to have been lost, stolen or destroyed, and the Board of Managers may, in its discretion, require the owner, or his legal representatives, to give the Company a bond containing such terms as the Board of Managers may require to protect the Company or any person injured by the execution and delivery of a new certificate.

(iv) The Board of Directors may appoint, or revoke the appointment of, transfer agents or registrars and may require all certificates for Membership Units to bear the signatures of such transfer agents and registrars or any of them.

Section 5.02 Issuance of Membership Units by the Company.

(a) The Board of Directors will determine when and for what consideration the Company will issue Membership Units. For each Member, the Required Records shall state the value and nature of the contribution received by the Company and the number of Membership Units received in return by the Member.

(b) No Member has the right to make additional contributions or obtain additional Units, and each Member, by execution of this Agreement, specifically waives any preemptive rights.

(c) The "Initial Members" have contributed to the Company as a Capital Contribution the cash and non-cash property ("Non-Cash Property") and have received in return the Membership Units set forth beside their names below:

Partial Member	Membership Units	Contribution
Aaron Fender	5,300	$5,000
John and Shawndra D. Onwuchekwa (as joint owners)	3,500	$5,000
Marcus Hollinger	1,200	$5,000 (Intellectual Property)

Section 5.03 No Right of Company to Require Additional Contributions.

Except as provided in a separate agreement, the Company has no right to require any Member to make additional contributions. This section does not release any Member from any obligation or promise of future performance that the Company accepted as a contribution.

Section 5.04 Company's Right to Accept Additional Contributions Limited.

(a) Except for the issuance of authorized (but previously unissued) Membership Units, the Company may not accept additional contributions or create additional Membership Units except as approved by a vote of the Members owning a majority of the Voting Membership Units.

(b) To be effective, the approval required by this section must specify the number of Membership Units authorized. The approval may, but need not, specify the amount, nature, and value of the consideration to be received, the identity of the contributor or would-be contributor, a deadline by which the authorized contribution must be received, or any other condition on the approval.

Section 5.05 No Rights of Redemption or Return of Contribution.

Subject to Section 12.03, no Member has a right to have his Membership Units redeemed or his contribution returned prior to the termination of the Company, even if the Member dissociates prior to termination of the Company.

Section 5.06 Admission of Additional Members.

Subject to the requirement of Section 1.02 and the limitations stated in Section 5.04(a), the Board of Directors shall determine the terms (including without limitation the consideration therefor) on which (authorized but unissued) Membership Units may be issued and may admit as Members to the Company persons who have acquired such Units. A person to whom Membership Units have been issued pursuant to this Section 5.06 shall be deemed admitted to membership in the Company.

ARTICLE VI - ALLOCATIONS AND DISTRIBUTIONS

Section 6.01 Net Profits and Net Losses. Unless otherwise provided with respect to a class or series of Membership Units or in any Designation creating such class or series, the Company's Net Income or Net Loss for each calendar month shall be allocated among the Members in the proportion which the number of Membership Units held by such Member bears to the aggregate number of Membership Units held by all Members.

Section 6.02 Allocations for Tax Purposes. For income tax purposes, each item of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in the same manner as the correlative item of Net Income or Net Loss is allocated for Capital Account purposes, except that gain or loss with respect to property contributed to the Company by a Member or revalued pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) shall be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(4)(i), using any method permitted by applicable Treasury Regulations.

Section 6.03 Other Allocation Principles. Net income, Net Loss or any item of income, gain, loss, deduction and credit allocable to any period shall be determined on a daily, monthly or other basis, as determined by the Board of Directors using any method that is permissible under Section 706 of the Code and the applicable Treasury Regulations.

Section 6.04 Distributions.

(a) On such dates and in such amounts as the Board of Directors shall from time to time determine, the Members shall be entitled to receive periodic distributions (“Interim Distributions”) in the proportion which the number of Membership Units held by such member bears to the aggregate number of Membership Units held by all Members and described to be outstanding.

(b) Notwithstanding Section 6.04(a), an amount, each tax year, if any Member requests a distribution of all or any portion of the Member’s share of Company profits in order to pay such Member’s federal or other taxes in respect of the member’s share of profits for any taxable period, the Board of Directors shall make a distribution to the Member on a timely basis. As a condition to the distributions, the Board of Directors may, under conditions of confidentiality, require the Member to disclose to the Company’s principal tax advisor relevant information concerning the Member’s tax and financial affairs.

(c) If this Agreement or applicable law require the Company to make a distribution to any Member:

(i) The Member may not require the Company to make the distribution except in the form of cash; and

(ii) The Company may not compel a Member to accept a distribution except in the form of cash.

(d) Except as required by Section 6.04(b), the Company shall have no duty to make Interim Distributions.

(e) Upon completion of the Company's winding-up, and, to the extent reasonably practicable, on or before the date of termination of the Company's legal existence, the Company shall (subject to any applicable provisions of Section 704(b) of the Internal Revenue Code and other applicable federal and state law) pay out its assets in connection with its liquidation as follows:

(i) First, the Company shall pay (or shall make adequate provision to pay) its creditors;

(ii) Second, the Company shall distribute its assets to Members in satisfaction of its liabilities for Interim Distributions to them under this Agreement;

(iii) Third, the Company shall distribute its assets to Members for the return of their contributions; and

(iv) Fourth, the Company shall distribute its assets to Members in accordance with the formula set forth in 6.04(a).

ARTICLE VII - TAX MATTERS

Section 7.01 Tax Characterization and Returns.

(a) The Members acknowledge that the Company will be treated as a "partnership" for federal and Georgia state tax purposes. All provisions of this Agreement, the Company's articles of organization, and this Agreement are to be construed so as to preserve that tax status.

(b) Within ninety (90) days after the end of each Fiscal Year, the Managers will cause to be delivered to each person who was a Member at any time during such Fiscal Year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of each Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain or loss, and credits for the Fiscal Year.

Section 7.02 Capital Accounts. The Company will establish a Capital Account for each Member and will maintain each Account according to the following rules:

(a) *Maintenance*. The Company will maintain the Capital Accounts in accordance with Treasury Regulations § 1.704-1(b) (2) (iv).

(b) *Liquidation Payments*. If the Company liquidates itself or a Member's Membership interest, subject to Article XV, the Company will make liquidating distributions in accordance with Section 19.02.

Section 7.03 Tax Matters Partner. John Onwuchekwa is designated as the "tax matters partner" within the meaning of Section 6231(a) (7) of the Code to act on behalf of the Company.

ARTICLE VIII - MANAGEMENT

Section 8.01 Management of the Company's Affairs. As provided in this Agreement, all management powers over the business and affairs of the Company shall be exclusively vested in a Board of Directors (the "Board of Directors") and, subject to the direction of the Board of Directors, the Officers, who shall collectively (Officers and Directors) constitute "managers" of the Company within the meaning of the Act. No Member, solely by virtue of having the status of a Member, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. Except as otherwise provided in this Agreement, the authority and functions of the Board of Directors on the one hand and of the officers on the other shall be identical to the authority and functions of the board of directors and officers, respectively of a corporation organized under the Georgia Business Corporation Code. Thus, except as otherwise specifically provided in this Agreement, the business and affairs of the Company shall be managed under the direction of the Board of Directors, and the day-to day activities of the Company shall be conducted on the Company's behalf by the Officers, who shall be agents of the Company. In addition to the powers that now or hereafter can be granted to managers under the Act and to all other powers granted under any other provision of this Agreement, the Board of Directors (subject to Section 8.03) and the Officers (subject to Section 8.04 at the direction of the Board of Directors) shall have full power and authority to do all things on such terms as they, in their sole discretion, may deem necessary or appropriate to conduct, or cause to be conducted, the business and affairs of the Company, including (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations; (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company; (iii) the merger or other combination of the Company with or into another Person; (iv) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement and the repayment of obligations of the Company; (v) the negotiation, execution and performance of any contracts, conveyances or other instruments; (vi) the distribution of Company cash; (vii) the selection, engagement and dismissal of Officers, employees and agents, outside attorneys, accountants, engineers, consultants and contractors and the determination of their compensation and other terms of employment or hiring; (viii) the maintenance of insurance for the benefit of the Company, as it deems necessary or appropriate; (ix) the acquisition or disposition of assets; (x) the formation of, or acquisition of an interest in, or the contribution of property to, any entity; (xi) the control of any matters affecting the rights and obligations of the Company, including the commencement, prosecution and defense of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation; and (xii) the indemnification of any Person against liabilities and contingencies to the extent permitted by law.

Section 8.02 Board of Directors.

(a) *Composition; Initial Directors*. The Board of Directors shall consist of such number of directors stated herein as changed from time to time by Act of the Members. Each Director shall be elected as provided in Section 8.02(b) and shall serve in such capacity until his successor has been elected and qualified or until such director dies, resigns or is removed. A majority in interest of the Members entitled to vote shall determine, and in absence of action by such Members, the Board of Directors may determine the number of Directors then constituting the whole Board of Directors, but the Board of Directors shall not decrease the number of persons that constitute the whole Board of Directors if such decrease would shorten the term of any Director, nor may it increase the size during any twelve-month period in a manner that would cause the Board of Directors to elect more than one additional Director to fill the vacancies created by such increase. The Members, by a majority of the votes cast in respect of Voting Membership Units, may change the number of Directors at any time; provided however, any proposal to increase the number of Directors to more than six (6) shall not be effective unless approved by Members controlling eighty percent (80%) or more of the Voting Membership Units. The initial Board of Directors shall consist of initially three (3) Directors who shall be the following persons: Aaron Fender, John Onwuchekwa, and Marcus Hollinger (collectively the "Initial Directors").

(b) *Election and Removal of Directors*. At each annual meeting of Members, an election of Directors shall be held and new Directors shall be elected (or existing Directors shall be re-elected), each to serve until the next annual meeting of Members and until his successor is elected. To be elected as a Director, a natural person must have been properly nominated for a position as a Director by any Member and must receive a majority of the votes cast in respect of Membership Units entitled to vote thereon for the position at a meeting of Members held for such purpose at which a quorum is present, in person or by proxy, or if there are more than two nominees for such position, a plurality of the votes cast in respect of Membership Units entitled to vote. (In all such voting, each Voting Membership Unit shall have one vote). Vacancies existing on the Board of Directors (including, subject to Section 8.02(a), a vacancy created by virtue of an increase in the size of the Board of Directors) shall be filled by vote of the Members entitled to elect such Directors or, if none, by the affirmative vote of a majority of the Directors then serving. Any Director chosen to fill a vacancy shall serve during the remainder of the term of the Director that he replaces. At any time, any Director may be removed, for any reason, by a majority of the votes cast in respect of Voting Membership Units entitled to vote thereon, or by written consent of Members controlling a majority of the Voting Membership Units; provided however, none of the Initial Directors shall be removed except by affirmative vote of Members controlling seventy percent (70%) of the Voting Membership Units entitled to vote thereon.

(c) *Voting; Quorum; Required Vote; or Action*. Unless otherwise required by the Act, other law or the provisions hereof,

(i) Each member of the Board of Directors shall have one vote;

(ii) The presence at a meeting of a majority of the members of the Board of Directors shall constitute a quorum at any such meeting for the transaction of business; and

(iii) The act of a majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be deemed to constitute the act of the Board of Directors.

Notwithstanding, the foregoing, so long as the Board of Directors shall be made up solely of persons who are also members of the Company, the presence of Members controlling a majority in-interest of the Outstanding Voting Membership Units shall constitute a quorum and, except where a greater number of Membership Units is specified herein, an act of Directors holding a majority in- interest of the Voting Membership Units shall constitute an act of the Board of Directors of the Company.

(d) *Meetings*. Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by a resolution of the Board of Directors. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors may be called by written request of any member of the Board of Directors, on at least 24 hours prior written notice to the other members. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a Director at a meeting (including pursuant to the last sentence of this Section 6.02(d)) shall constitute a waiver of notice of such meeting, except where such Director attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Members of the Board of Directors may participate in and hold a meeting by means of conference telephone, video-conference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting.

(e) *Action without a Meeting*. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if an approval in writing setting forth such action is signed by a majority of the Directors, or, in the case where the Directors are members by Directors controlling a majority-in-interest of the Outstanding Voting Membership Units. Prompt notice of the taking of action without a meeting shall be given to the Directors who have not so approved the action in writing.

(f) *Committees.* At any time there are more than five (5) Directors, the Board of Directors, by the affirmative vote of at least seventy-five percent (75%) of the whole Board of Directors, may appoint one or more committees of the Board of Directors to consist of two or more Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors with respect to the management of the business and affairs of the Company as may be provided in a resolution of the Board of Directors. Any committee designated pursuant to this Section 8.02(f) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution. The Board of Directors may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified

from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(g) *Chairman*. The Board of Directors may elect one of its members as Chairman of the Board (the "Chairman of the Board). The Chairman of the Board, if any, and if present and acting, shall preside at all meetings of the Board of Directors and of Members. Otherwise, the President, if present, acting and a Director, or any other Director chosen by the Board of Directors shall preside. Unless the Board of Directors provides otherwise, the Chairman of the Board shall be an officer of the Company and shall have the same power and authority as the President. The initial Chairman shall be Aaron Fender.

Section 8.03 Restrictions on the Board of Directors' Authority. The Board of Directors may not take any action in contravention of this Agreement, including, (i) any act that would make it impossible to carry on the ordinary business of the Company; (ii) possessing Company property, or assigning any rights in specific Company property, for other than a Company purpose; (iii) amending or modifying this Agreement in any manner, except as otherwise provided in this Agreement; or (iv) taking any action that would cause the Company to be treated, for United States federal income tax purposes, as an association taxable as a corporation. Except as otherwise specifically provided in this Agreement or by resolution of the Board of Directors, (i) no Director or group of Directors shall have any actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company, nor take any action in the name of or on behalf of the Company or conduct any business of the Company other than by action of the Board of Directors taken in accordance with the provisions of this Agreement, and (ii) no Director shall have the power or authority to delegate to any Person such Director's rights and powers as a Director to manage the business and affairs of the Company. Except as limited by this Section 8.03 and except as expressly delegated to Members by express provisions of this Agreement, sole authority to manage the affairs of the Company shall be vested in the Board of Directors.

Section 8.04 Officers.

(a) *Generally*. The Board of Directors, as set forth below, shall appoint agents of the Company, referred to as "Officers" of the Company. Unless provided otherwise by resolution of the Board of Directors, the Officers shall have the titles, power, authority and duties described below in this Section 8.04.

(b) *Titles and Number*. The Officers of the Company shall be the Chairman of the Board (unless the Board of Directors provides otherwise), the President, any and all Vice Presidents, the Secretary and any Treasurer and any and all Assistant Secretaries and Assistant Treasurers. There shall be appointed from time to time, in accordance with Section 8.04(c), such Vice Presidents, Secretaries, Assistant Secretaries, Treasurers and Assistant Treasurers as the Board of Directors may desire. Any person may hold more than one office.

(c) *Appointment and Term of Office*. The Officers shall be appointed by the Board of Directors at such time and for such time as the Board of Directors shall determine. Any Officer may be removed, with or without cause, only by the Board of Directors. Vacancies in any office may be filled only by the Board of Directors.

(d) *President*. Subject to the limitations imposed by this Agreement or any determination of the Board of Directors, the President, subject to the direction of the Board of Directors, shall be the chief executive officer of the Company and, as such, shall be responsible for the management and direction of the day-to-day business and affairs of the Company and shall have full authority to execute all documents and taken all actions that the Company may legally take. The President shall exercise such other powers and perform such other duties as may be assigned to him or her by this Agreement or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors. The initial President will be Aaron Fender.

(e) *Vice Presidents*. In the absence of the President, each Vice President appointed by the Board of Directors shall have all of the powers and duties conferred upon the President, including the same power as the President to execute documents on behalf of the Company. Each such Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him or her by the Board of Directors or the President.

(f) *Secretary and Assistant Secretaries*. The Secretary shall record or cause to be recorded in books provided for that purpose the minutes of the meetings or actions of the Board of Directors and Members, shall see that all notices are duly given in accordance with the provision of this Agreement and as required by law, shall be custodian of all records (other than financial), shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed, and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him or her by this Agreement, the Board of Directors or the President. The Assistant Secretaries shall exercise the powers of the Secretary during that Officer's absence or inability or refusal to act. The initial Secretary will be Marcus Hollinger.

(g) *Treasurer and Assistant Treasurers*. The Treasurer shall keep or cause to be kept the books of account of the Company and shall render statements of the financial affairs of the Company in such form and as often as required by this Agreement, the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Company. The Treasurer shall perform all other duties commonly incident to his or her office and shall perform such other duties and have such other powers as this Agreement, the Board of Directors or the President shall designate from time to time. The Assistant Treasurers shall exercise the power of the Treasurer during that Officer's absence or inability or refusal to act. Each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Company. The initial Treasurer will be John Onwuchekwa. At the discretion of the Board of Directors, the "Treasurer" may be called the Chief Financial Officer of the Company in which event each reference herein to "Treasurer" shall mean the Chief Financial Officer.

(h) *Powers of Attorney*. The Company may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(i) *Delegation of Authority*. Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer's rights and powers as an Officer to manage the business and affairs of the Company.

Section 8.05 Compensation. The Officers shall receive such compensation for their services as may be designated by the Board of Directors. In addition, the Officers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder. The members of the Board of Directors who are not employees of the Company shall receive such compensation for their services as the Directors or a committee of members of the Board of Directors shall determine. In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 8.06 Related Party Matter. No Member, Officer or Director shall sell, transfer or convey any property to, or purchase any property from, or perform any services for the Company, directly or indirectly, except pursuant to transactions that are fair to the Company; provided, however, that the requirements of this Section 8.06 shall be deemed to be satisfied as to (i) any transaction the terms of which are no less favorable to the Company than those generally being provided to or available from unrelated third parties, (ii) any transaction that, taking into account the circumstances surrounding the transaction and the totality of the relationships between the parties involved, is fair to the Company, and (iii) any transaction approved in accordance with the terms of this Agreement.

Section 8.07 Resolutions of Conflicts of Interest.

(a) Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between any member of the Board of Directors or any Officer or employee of the Company on the one hand, and the Company on the other hand, any resolution or course of action in respect of such conflict of interest shall be decided by the Board of Directors. Such conflict of interest shall not constitute a breach of this Agreement, or any agreement contemplated herein or therein, or of any standard of care or duty stated or implied by law or equity, if the resolution or source of action is or, by operation of this Agreement is deemed to be, fair to the Company. Any resolution or course of action in respect of such conflict of interests shall be conclusively deemed fair to the Company if (1) such resolution or course of action is determined by at least 75% of the members of the Board of Directors to be made or taken on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties, or (2) is a commercially fair resolution or course of action taking into account the circumstances surrounding the course of action or conflict of interest and the totality of the relationships between the parties involved and the relative interests of the parties.

(b) Whenever this Agreement provides that the Board of Directors or any committee thereof, or a Member or any of its Affiliates, is permitted or required to make a decision (i) in his or *its "sole discretion"* or *"discretion,"* that he or it deems *"necessary or appropriate"* or under a grant of similar authority or latitude, the Board of Directors or any committee thereof, member or affiliate shall be entitled to rely on such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Company or any Member, (ii) such decision may be made by the Board of Directors or committee thereof, such Member or such Affiliate in its sole discretion (regardless of whether there is a reference to *"sole discretion"* or *"discretion',)* unless another express standard is provided for, or (iii) in *"good faith"* or under another express standard, the Board of Directors or committee thereof, such Member or such Affiliate shall act under such express standard and shall not be subject to any

other or different standards imposed by this agreement, any other agreement contemplated hereby or under the Act or any other Law.

Section 8.08 Manager's Duty of Loyalty.

(a) In matters relating to the business and internal affairs of the Company, Officers and Directors, in their capacity as Managers, shall act in the best interest of the Company and the other Members and not merely in their own personal interest.

(b) In any geographical area where the Company is engaged in a specific line of business or has definite plans (as evidenced by Company documents) to engage in that line of business, no Officer or Director during the period during which the Officer or Director is an Officer or Director and until the second anniversary of the date on which the Officer or Director ceases to be an Officer or Director:

(i) Shall compete directly or indirectly against the Company; or

(ii) Shall induce or seek to induce any other manager or any employee of the Company to work for any other business.

PROVIDED, that the Officer or Director may take actions inconsistent with this Section 8.08 if:

(1) In the event that there are three (3) or more Directors, the Officer or Director discloses all material facts to the other Directors and obtains the advance consent of other Directors holding a majority of Director votes (exclusive of the votes, if any, of the Director wishes to compete against the Company); or

(2) In the event that there are fewer than three (3) Directors, the Director discloses all material facts to the Members and obtains the advance consent of Members holding a majority of Member votes (exclusive of the Member votes, if any, of the Director who wishes to compete against the Company).

(c) If an Officer or Director learns (whether in the course of Company business or otherwise) of a business opportunity potentially valuable to the Company, the Officer or Director shall promptly disclose the opportunity to the Company and shall not exploit the opportunity for the Officer or Director's personal benefit unless:

(i) Within fifteen (15) business days after receiving notice of the opportunity, the Company rejects it; or

(ii) After accepting it, the Company fails to exploit it with reasonable promptness and diligence.

Whether the Company shall accept the opportunity shall be decided in each case by the affirmative vote of a majority of the Board of Directors (exclusive of the Manager votes, if any, of the Director who wishes to exploit the opportunity).

(d) No Officer or Director shall engage directly or indirectly in any business arrangement or transaction with the Company on the Officer's or Director's own behalf or on behalf of a disclosed or undisclosed third party unless:

(i) If there are three (3) or more Directors, the Officer or Director discloses all material facts to the other Directors and obtains the advance consent of a majority the other Directors;

(ii) If there are fewer than three (3) Directors, the Officer or Director discloses all material facts to the Members and obtains the advance consent of Members holding a majority of Member Votes (exclusive of the member votes, if any, of the Officer or Director who wishes to compete against the Company).

The terms of any business engagement permitted under this Section 8.08 shall be arm's-length terms.

(e) If any Officer or Director directly or indirectly receives from any person a monetarily significant benefit, including cash, in connection with the Officer's or Director's activities as a Manager of the Company, the Officer or Director shall promptly transfer this benefit to the Company;

PROVIDED, that the Officer or Director may retain the benefit if authorized to do so:

(i) By this Agreement; or

(ii) By the advance consent of other Directors holding a majority of Director votes (exclusive of the Director votes, if any, of the Director in question).

Section 8.09 Manager's Duty of Care.

(a) In exercising their management responsibilities under this Agreement, the Officers and Directors shall use their best efforts to further the interests of the Company;

PROVIDED, that the Officers and Directors shall be liable for violations of their duty of care as Managers under this Agreement only as provided in Section 8.09.

(b) The Officers and Directors shall be personally liable to the Company for money damages and other relief only if, in exercising their management responsibilities:

(i) They engage in intentional misconduct or a knowing violation of law; or

(j) They received a personal benefit for a transaction in violation or breach of any express provision of this Agreement.

ARTICLE IX - ACTS OF MEMBERS AND MEMBER MEETINGS

Section 9.01 Acts of Members. Except to the extent that the Company, the articles of organization, or this Agreement require otherwise, an Act of the Members consists of either:

(a) An approving vote of Members owning a majority of the Voting Membership Units when a quorum is present, or

(b) Written action by Members owning a majority of the Membership Units without a meeting.

Section 9.02 Required Annual Meeting. The Members shall meet at least annually. The Board of Directors will give notice of this annual meeting, complying with Section 9.04.

Section 9.03 Special Meetings

(a) A special meeting of the Members may be called for any purpose or purposes at any time by an act of the Board of Directors or by the President, or by one or more Members owning at least ten percent (10%) of the Voting Membership Units.

(b) For any special meeting not called by an act of the Board of Directors, those persons who are demanding the special meeting must give written notice to the Chief Executive Officer or the Chief Financial Officer of the Company specifying the purposes of the meeting. Within thirty (30) days after either Officer receives a demand under this paragraph, the Board of Directors must call a special meeting of the Members. If the Board of Directors fail to call the special meeting as required by this paragraph, the person or persons making the demand may, at the expense of the Company, call the meeting by giving the notice described in Section 9.04.

Section 9.04 Notice of Meetings. Written notice of each meeting of the Members, stating the date, time, and place and, in the case of a special meeting, the purpose or purposes, must be given to every Member at least ten (10) days and not more than sixty (60) days prior to the meeting. The business transacted at a special meeting of Members is limited to the purposes stated in the notice of the meeting.

Section 9.05 Location and Conduct of the Meetings; Adjournments.

(a) Each meeting of the Members will be held at the Company's principal place of business or at some other suitable location within the same county, as designated by the Board of Directors.

(b) The Chairman of the Board of Directors will chair each meeting of the Members.

(c) Any meeting of the Members may be adjourned from time to time to another date and time and, subject to Section 9.05(a), to another place. If at the time of adjournment the person chairing the meeting announces the date, time, and place at which the meeting will be reconvened, it is not necessary to give any further notice of the reconvening.

Section 9.06 Waiver of Notice.

(a) A Member may waive notice of the date, time, place, and purpose or purposes of a meeting of Members. A waiver may be made before, at, or after the meeting, in writing, orally, or by attendance.

(b) Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened, or objects before a vote on an item of business because the item may not properly be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 9.07 Proxies.

(a) A Member may cast or authorize the casting of a vote by filing a written appointment of a revocable proxy with the President or the Secretary of the Company at or before the meeting at which the appointment is to be effective. The Member may sign or authorize the written appointment by telegram, cablegram, or other means of electronic transmission stating, or submitted with information sufficient to determine, that the Member authorized the transmission. Any copy, facsimile, telecommunication, or other reproduction of the original of either the writing or the transmission may be used in lieu of the original, if it is a complete and legible reproduction of the entire original.

(b) A member may not grant or appoint an irrevocable proxy.

Section 9.08 Quorum. For any meeting of the Members, a quorum consists of a majority of the Voting Membership Units. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the proportion otherwise required for a quorum.

Section 9.09 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written action signed by the Members who own the number of voting Membership Units equal to the number of Units that would be required to take the same action at a meeting of the Members at which all Members were present. The written action is effective when signed by Members owning the required number of Units, unless a different effective time is provided in the written action. When written action is taken by less than all Members, the Company will immediately notify all Members of the action's text and effective date. Failure to provide the notice does not invalidate the written action.

Section 9.10 Matters on Which Members May Vote. To the extent permitted by the Act, Members shall vote solely on those Company matters expressly provided for in this Agreement.

ARTICLE X - BOOKS AND RECORDS, INFORMATION AND ACCOUNT

Section 10.01 Maintenance of Books and Records. The Company shall keep at its principal office complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business and affairs and minutes of the proceedings of the Board of Directors, the Members and each committee of the Board of Directors. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the Organizational Certificate, the and this Agreement and all amendments thereof; a current list of the names and last known business, residence, or mailing addresses of all Directors, Officers and Members; and the Company's federal, state and local tax returns for the Company's six most recent tax years.

Section 10.02 Information. In addition to the other rights specifically set forth in this Agreement and subject to such reasonable standards (including standards governing what information and documents are to be furnished and at what time and location and at whose expense) as may be established by the Board of Directors or any Officer, each Member is entitled to all information to which a member of a Georgia limited liability company is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

Section 10.03 Accounts. The Board of Directors may establish or direct or authorize any Officer to establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Board of Directors, or any Officer so directed or authorized, determines.

ARTICLE XI - ACCESS TO REQUIRED RECORDS

(a) After giving reasonable advance notice to the Company, any Member may inspect and review the Required Records and may, at the Member's expense, have the Company make copies of any portion or all of the Records.

(b) Unless the Company agrees otherwise, all Member access to the Required Records must take place during the Company's regular business hours. The Company may impose additional reasonable conditions and restrictions on Members' access to the Required Records, including specifying the amount of advance notice a Member must give and the charges imposed for copying.

ARTICLE XII - TRANSFER RESTRICTIONS

Section 12.01 Certain Definitions. No transfer of Membership Units shall be valid or recognized unless said transfer is accomplished in accordance with these provisions.

Section 12.02 Restrictions Upon the Transfer of the Membership Units; Right of First Refusal. No Member shall have the right to make any Disposition of Membership Units, other than a Permitted Disposition, except as provided in this Agreement.

12.02.1 Condition to Transfer. Any Member (the "Offering Member") desiring to make a Disposition, other than a Permitted Disposition, of any Membership Units shall first offer such Membership Units to the Company and the other Members (the "Non-Offering Members") by giving them notice of his intention to dispose of the Membership Units (hereinafter "Notice of Sale") by facsimile, hand delivery by commercial or U.S. Mail. Such Notice of Sale shall name the type of Disposition, the proposed transferee and proposed date of transfer, the number of shares to be transferred, the price per share, and the terms of payment, and include a copy of the binding agreement to sell the Membership Units.

Following receipt of such notice by the Non-Offering Members and the Company, the Non-Offering Members and the Company may exercise an option in the manner provided by 12.02.2 to purchase all, but not less than all, of the offered Membership Units in the discretion of each purchaser, at the price and on the terms specified in the Notice of Sale.

12.02.2 Exercise of Option.

(a) The Company shall have first option to purchase all of the offered Membership Units (or any part provided one or more Members elect to purchase all offered Membership Units that the Company does not purchase). The Company may exercise its option by giving written notice, (which must state the number of shares the Company elects to purchase, and the price and terms of purchase) to each Member within twenty (20) days after date of receipt of the Notice of Sale which date shall be deemed to be three (3) days after it is post marked if by U.S. Mail, or the next day is sent by facsimile or by courier. The

Offering Member shall not participate in the determination by the Company whether to exercise the option and shall consent to the determination reached by the holder or holders of a majority of the outstanding Membership Units, other than the offered Membership Units.

(b) If the Company elects to purchase none or less than all of the offered Membership Units, the Non-Offering Members (in the proportion that the Membership Units owned by each Non-Offering Member bears to the Membership Units owned by all Non-Offering Members) shall have an option to purchase all, but not less than all, of the offered Membership Units that the Company elects not to purchase, exercisable by giving notice to all Members and the Company within ten (10) days after notice from the Offering Member.

(c) The Company or Non-Offering Members or both may purchase all of the offered Membership Units but may not together purchase less than all of the offered Membership Units.

(d) If the Company elects to purchase more Membership Units than any other offeree, it shall state in its notice of exercise the date for the closing of the purchase, which shall not be more than sixty (60) days after notice from the Offering Member.

(e) If any Member elects to purchase more Membership Units than any other offeree, including the Company, he shall state in his notice of exercise, with a copy to the Secretary of the Company, the purchase price of the Membership Units and the terms of purchase and a date for the closing of the purchase by all accepting offerees. Such date for closing shall be not more than sixty (60) days after the date of notice from the offering Member. The Secretary of the Company shall promptly mail a copy of such notice of exercise to all accepting offerees to advise them of the time of closing.

12.02.3 Failure to Exercise. If the right of first refusal provided above is not exercised as to all of the offered Membership Units, if the exercise by the Non-Offering Member and the Company is not made within the time specified in 12.02.2, or if the purchase by the Non-Offering Member or the Company is not consummated within the time specified in 12.02.2 through no fault of the Offering Member, the Offering Member may transfer the offered Membership Units to the proposed purchaser at the price and on the terms and conditions set forth in the Notice of Sale sent by the Offering Member, and may pursue such other remedies, in the event of a breach of this Agreement, as are permitted by law.

If the transfer of Membership Units by the Offering Member to the proposed purchaser named in the Notice of Sale is not made within thirty (30) days after the date the Offering Member became free to transfer, the right to transfer in accordance with the Notice of Sale shall expire. In such event, this Agreement, including without limitation this Section 12.02.3, shall remain in full force and effect as to the offered Membership Units.

12.02.4 Closing. At the closing, the purchaser shall deliver the consideration required by Section 12.01.02 and the Offering Member shall deliver the offered Membership Units, duly endorsed for transfer.

Section 12.03 Put and Call, Buy-Sell.

12.03.1 Certain Member's Right to Call. A Member or the Company, severally or jointly ("Offeror"), at any time may offer to buy or sell all, but not less than all, of any other Member's ("Offeree") Membership Units. Such offer must be in writing (the "Call Notice") and must contain the following:

(i) A statement of intention to rely on this Section 12.03.1;

(ii) A statement of the Offeror's determination of the per share Current Value of the Membership Units subject to the offer and the purchase price per Unit, which must be identical for each share of Membership Units;

(iii) A statement that a condition to any purchase pursuant to the offer shall be the absolute and unconditional indemnity by the Purchaser against any loss, claim or damage that such Seller may suffer arising out of any guarantee by such Seller of any obligation of the Company; and

(iv) A statement that the purchase price of the Membership Units subject to the offer shall be payable in cash at closing;

(v) A statement specifying the closing date for the purchase of the Membership Units which shall not be greater than sixty (60) days from the date of the Call Notice;

(vi) A statement that such offer is both an offer either to sell all the Membership Units, owned by the Offeror or an offer to purchase all the Membership Units owned by the Offeree.

12.03.2 Offeree's Obligation to Sell. Provided that the offer of the Offeror conforms to Section 12.03.1 of this Agreement, the receiving Member(s) may accept the offer and agree to buy the Offered Membership Units for the stated purchase price. Conversely, the receiving Member(s) may agree to sell his Units for the purchase price. If the receiving Member has not responded within the sixty (60) day period outlined in the Call Notice, the receiving Member shall be obligated to sell all of his Membership Units at the purchase price per Unit stated in the Call Notice. Where more than one (1) receiving Member elects to purchase, then such Members shall buy in proportion to the number of Membership Units by such receiving Members.

12.03.3 Manner of Acceptance. Acceptance by an Offeree of an offer to sell shall consist of a tender of all documents, duly executed, necessary to convey the Membership Units being sold, with full warranties of title thereto. Acceptance by an Offeree of an offer to buy shall be evidenced by delivering to the Offeror written notice of such acceptance, together with certified funds equal to ten percent (10%) of the purchase price of the Offeror's Membership Units (the "Good Faith Deposit") which Good Faith Deposit shall be non-refundable.

12.03.4 Power of Attorney and Release. Each Member hereby appoints the other Members or any one of them or any officer of the Company as the appointing party's agents and attorneys-in-fact for the purpose of executing and delivering any and all documents

necessary to convey the appointing party's Membership Units pursuant to the provisions of Section 12.02 of this Agreement, and any conveyance by the person or persons appointed shall be a conveyance of all right, title, or equity in and to the Membership Units. This power of attorney is coupled with an interest and shall not expire upon the incapacity or death of the appointing party.

12.03.5 Closing. The closing of such purchase and sale shall be held at the time and place and on the date specified by the Purchaser by written notice to the Seller, which date shall be no later than forty-five (45) days after such right to purchase or sell has been exercised.

Section 12.04 Sale to Unrelated Third Party. In the event that (a) Member(s) owning a majority of the Membership Units shall receive a bona fide offer to purchase all of the Membership Units from a person who owns no Membership Units and has no affiliation with the Member(s) receiving the Offer (the "Bona Fide Offer") and such holder(s) desire to accept such offer, provided that the remaining Members have affirmatively elected not to counter the Bona Fide Offer on the same or better terms within three (3) days of the Bona Fide Offer and indicated their desire to do so in writing to the remaining Members within five (5) days of Notice of the Bona Fide Offer, such remaining Members hereby agree to sell their Membership Units to such purchaser on the same terms and conditions as those applicable to the sale by the majority holders of the Membership Units as long as the price to be paid and the terms of payment result in the remaining Members receiving consideration equal to or in excess of their Current Value. "Current Value" for purposes hereof shall be determined in accordance with Schedule 12.0 which is attached hereto and incorporated herein by reference.

Section 12.05 Take Along Option.

12.05.1 If any Member acting singularly or in conjunction with any other Member receives an offer to purchase Membership Units constituting a majority-in-interest of the Company but not all of the then outstanding Membership Units then, in addition to the rights under Section 12.02, each of the other Members of the Company shall have the right to participate in any proposed sale of Membership Units on a pro rata basis at the offered per Unit price. By way of illustration, if a thousand Membership Units are sufficient to transfer a majority-in-interest of the Company and an offer is made to a single Member owning such units, then a twenty percent (20%) Member shall have the right to participate in the sale by offering up to two hundred (200) Membership Units.

12.05.2 A Member or Members in receipt of an offer to purchase a majority-in-interest of the Outstanding Membership Units shall give written notice to the other Members of the purchase price and material business terms and the Member’s receiving notice shall have thirty (30) days in which to elect to acquire such Units under Section 12.02 or to sell under this Section 12.05. The purchase shall be closed within thirty (30) days thereafter

Section 12.06 Transfers at Death or Upon Disability.

12.06.1 On the death or permanent disability of any Member, his or her personal representative will immediately be deemed to have offered to sell to the other Members of the Company, and the Company shall be obligated to purchase all of the offered Units not purchased by the other Members. The purchase shall be at the Current Value determined in

accordance with Schedule 12.0. In the event more than one Member deserves to purchase, each Member shall be entitled to purchase units in the same ratio as such the number of Members' units owned prior to purchase bears to all units owned by Members desiring to purchase. By way of example, a Member owning fifty percent (50%) of the aggregate number of Membership Units held by all Members desiring to purchase shall have the right to acquire fifty percent (50%) of all Membership Units available for purchase.

12.06.2 The Company shall purchase all Membership Units not purchased by Members at the Current Value. In the event the Company does not have, in the sole discretion of the Board of Directors, sufficient cash to purchase the units, it shall have the option to pay for the units by delivery of twenty percent (20%) of the purchase price in cash and the remainder by promissory note of the Company in the principal amount of the balance of the Current Value of the purchased units. Said Note shall bear interest at seven (7%) and shall be paid in sixty (60) equal monthly installments of interest and principal, commencing thirty (30) days after the purchase is closed. The purchase shall be closed on a mutually agreeable date no later than ninety (90) days after the Units are first deemed to be offered.

Section 12.07 Legend on Membership Units. Each certificate representing Membership Units shall be endorsed with the following legend:

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE HELD SUBJECT TO, AND TRANSFER OF SUCH UNITS ARE RESTRICTED BY, THE TERMS OF THE AMENDED AND RESTATED OPERATING AGREEMENT, DATED AS OF JANUARY---, 2020. A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY. NO TRANSFER OF ANY SHARE REPRESENTED BY THIS CERTIFICATE SHALL BE VALID UNLESS MADE IN ACCORDANCE WITH THE TERMS OF THE AGREEMENT.

A copy of this Agreement shall be filed with the Secretary of the Company.

ARTICLE XIII - CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION

Section 13.01 Confidentiality.

(a) To the extent any Member acquires knowledge of the Confidential Information of the Company, such Member acknowledges that direct or indirect disclosure of such Confidential Information to existing or potential competitors of the Company or the use by Member of such Confidential Information except in furtherance of the business of the Company will damage, monetarily and otherwise, the Company's business and may constitute improper appropriation of valuable property of the Company. Each Member expressly acknowledges the trade secret status of the Confidential Information and that Confidential Information constitutes a protectable business interest of the Company.

(b) For purposes of this Agreement, the Company shall be construed to include the Company and its current and future subsidiaries and affiliates engaged in the Business.

(c) From and after the Effective Time, Member covenants for himself, his directors, stockholders, owners, partners, employees, principals or agents that he will not disclose, furnish, make available or utilize any of the Confidential Information of the Company other than in the proper performance of any duties assigned by the Company and assumed by Contractor under the Subcontract, or as required by a court of competent jurisdiction or other administrative or legislative body; PROVIDED THAT, prior to disclosing any of the Confidential Information to a court or other administrative or legislative body, Contractor shall promptly notify the Company so that it may seek a protective order or other appropriate remedy. "Confidential Information" shall include any information and data of a confidential nature, including but not limited to financial, proprietary, developmental, technical, marketing, sales, operating, performance, cost, business and process information, any personal data pertaining to any client of the Company or the confidential information of such client and all record bearing media containing or disclosing such information which are disclosed pursuant to this Agreement.

Section 13.02 Non-Competition.

From the date of this Agreement until the later of the second anniversary of the last date on which any Member shall no longer be a Director, Officer or employee of the Company (the "Non-Competition Period"), Member shall not engage in Competition (as defined below) with the Company. For purposes of this Agreement, "Competition" by Member shall mean the provision of freight brokerage, logistics and related services personally or as an officer, director, consultant or employee of a firm that offers freight brokerage, logistics and related services to persons or entities that accept credit cards in payment of goods and services in any state in which the Company is doing business during such time Member is an officer, director or employee of the Company.

Section 13.03 Non-Solicitation.

During the Non-Competition Period, Member agrees that he will not, directly or indirectly, for its benefit or for the benefit of any other person, firm or entity, do any of the following:

(a) With respect to the Business of the Company, induce or attempt to induce any customer, supplier, licensee, licensor, distributor or other business relation of the Company to cease doing business with the Company or in any way interfere with the relationship between the Company any such customer, supplier, licensee, distributor or business relation, as the case may be;

(b) Induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any way interfere with the relationship between Company employee thereof; or induce or attempt to induce any customer, supplier, licensee, distributor or business relation to cease doing business with the Company or in any way interfere with the relationship between any such customer, supplier, licensee, distributor or business relation and the Company, as the case may be; or

(c) Make any statements or comments of a defamatory or disparaging nature to third parties regarding the Company or its officers, directors, personnel, products or services.

ARTICLE XIV - EVENTS OF CESSATION OF MEMBERSHIP; MEMBER EXPULSIONS

Section 14.01 Events of Cessation of Membership. A Member shall cease to be a Member only upon the occurrence of one of the following events:

(a) The Member is expelled; or

(b) The Member is disassociated as provided in Article XV.

Section 14.02 Expulsion. NMTA or Members holding a majority of member votes may expel any Member other than NMTA for good cause. Good cause shall include, without limitation:

(a) Any substantial breach of this Agreement if, upon receiving notice of the breach, the Member fails to cure the breach (if curable) within a reasonable time; and

(b) Any action by a Member, in the sole discretion of a majority-in-interest of the Members, that risks substantial harm to the business or reputation of the Company.

Section 14.03 Distributions to Members Upon Dissociation. When a Member ceases to be a Member, the Company shall pay him all distributions allocated to him but not yet paid; but except with the consent of other Members holding a majority of Member votes, when a Member ceases to be a Member, he shall not be entitled to payment for his Company interest.

ARTICLE XV - MEMBER DISSOCIATIONS

Section 15.01 Events of Dissociation. A Member shall be dissociated only upon the occurrence of one of the following events:

(a) The Member dies (or, if the Member is an entity, it incurs a dissolution or equivalent event).

(b) The Member resigns in accordance with Section 15.05.

(c) A Member transfers all of the Member's Membership Units in breach of this Agreement.

Section 15.02 Certain Consequences of Dissociation. Except as otherwise expressly provided in this Agreement, a Member who is dissociated from the Company shall immediately lose all of the Member's management rights.

For purposes of this Agreement, management rights shall mean all rights of a Member as a Member except the Member's right to receive allocations of Company profits and losses and distributions of Company assets.

Section 15.03 No Distributions, Etc. to Dissociated Members in Connection With Their Dissociation. Except as otherwise provided in this Agreement, a Member's dissociation shall not entitle the Member to receive any distribution of Company profits or other assets or to receive any payment for the Member's Membership Units.

Section 15.04 Definition and Effective Date of Resignation. For purposes of this Section 15, the resignation of a Member means the Member's voluntary renunciation of the Member's right to participate in the business and internal affairs of the Company. A Member shall be deemed to

have resigned from the Company within the meaning of this Section 15 on the effective date of the notice of resignation described in Section 15.05.

Section 15.05 Right of Members to Resign from Company; Notice of Resignation. A Member may without liability resign as a Member of the Company by giving written notice of resignation to the Chairman of the Board of Directors. The resignation shall be effective 60 days after all of the Chairman of the Board of Directors have received the notice.

ARTICLE XVI COMPANY DISSOLUTION

Section 16.01 Definition of Company Dissolution, Etc. For purposes of this Agreement, the following terms shall have the following meanings:

(a) *Dissolution*. The dissolution of the Company shall mean the cessation of its normal business activities and the beginning of the process of winding up its business and internal affairs and of liquidating it.

(b) *Winding-up*. The winding-up of the Company shall mean the process of concluding its existing business activities and preparing for its liquidation.

(c) *Liquidation*. The liquidation of the Company shall mean the sale or other disposition of its assets and the distribution of its assets (or the distribution of the proceeds of the sale or other disposition of its assets) to its creditors and to the Members.

Section 16.02 Events Causing Dissolution. The Company shall be dissolved in the following situations:

(a) *Vote of the Members*. The Company shall be dissolved upon the affirmative vote of the Members holding seventy-five percent (75%) of Voting Membership Units; PROVIDED, that upon any such dissolution, Members holding less than a majority of Voting Membership Units may seek damages and other relief in arbitration under Article XVII for any injury unfairly resulting to them or likely to result from the dissolution.

(b) *Government Order*. The Company shall be dissolved upon the issuance of an order of dissolution by a court or by the Secretary of State; or

(c) *Arbitrator's Order*. The Company shall be dissolved upon the issuance of an order of dissolution by an arbitrator under Section 16.06.

Section 16.03 Effective Date of Dissolution of Company by Vote of Members. The dissolution of the Company by vote of the Members shall be effective on the date specified in that vote or, if the Members do not specify a date, then on the date of completion of the vote.

Section 16.04 Determination of Date for Delivery of Certificate of Cancellation and for Effective Date of Certificate. The date on which the Company shall deliver a certificate of cancellation to the Secretary of State for filing and the effective date of this certificate shall be determined by the affirmative vote of the Members holding a majority of Voting Membership Units.

Section 16.05 Cessation of Company's Legal Existence. Unless a court or administrative authority duly and finally determines otherwise, the Company shall cease to exist as a legal entity on the effective date set forth in the certificate of cancellation.

Section 16.06 Dissolution by Arbitrator. Upon petition by any Member, an arbitrator under Section 17 may issue an order dissolving the Company on one or more of the following grounds:

(a) *Fraud in Obtaining Articles*. The Company has obtained its articles of organization through fraud;

(b) *Abuse of Authority*. The Company has exceeded or abused the authority conferred upon it by law;

(c) *Business Fraud, Etc*. The Company has conducted its business in a persistently fraudulent or illegal manner;

(d) *Abuse of Power*. The Company has abused its power contrary to the public policy of this State;

(e) *Deadlock*. There is a deadlock in Company management which the Members are unable to resolve and which is causing or which threatens to cause irreparable injury to the Company or which prevents it from conducting its business or affairs to its advantage;

(f) *Fairness, Etc*. The dissolution of the Company is reasonable and fair in the circumstances.

Section 16.07 Exclusion of Certain Managers from Participation in Wind-Up Process, Etc. Any Member may petition an arbitrator under Article XVII to exclude one or more Managers from participating in the process of winding up and liquidating the Company on the ground that, because of past wrongful conduct by the Managers or Managers in question, their participation would be likely to affect that process adversely.

Section 16.08 Winding-Up of Company. After the Company is dissolved, the Managers responsible for winding it up shall as expeditiously as reasonably possible:

(a) Wind up its business and internal affairs; and

(b) Cause its liquidation.

During the wind-up period, the Company shall accept no new business except to the extent necessary to wind up its affairs.

Section 16.09 Liquidating Distributions by the Company. The Company shall make distributions of its assets in connection with its liquidation in accordance with the provisions of Section 6.04(e); PROVIDED, that the Company shall make no distribution to Members or others in connection with its liquidation until it has complied with all applicable laws and regulations of this State (including tax laws and regulations) relating to its dissolution and liquidation.

Section 16.10 Disposition of Known and Unknown Claims Against Company. Promptly after the dissolution of the Company, the Company shall take all reasonable measures under the laws of this State to dispose of (and, to the extent reasonable, to bar) known and unknown claims against the Company.

Section 16.11 Duty to Consult Tax Adviser in Connection with Company Dissolution, Etc. Before the Members begin the wind-up and liquidation of the Company, the Company and the Members shall consult with their respective tax advisers and shall structure and implement the liquidation in a manner that is as fair as possible to each Member from a tax viewpoint.

ARTICLE XVII - TERM AND TERMINATION OF AGREEMENT

Section 17.01 Term and Termination. Subject to the provision of Sections 17.2 and 17.3, the term of this Agreement shall begin on the Effective Date and, unless earlier terminated by the parties, shall terminate as follows:

(a) *Termination by Vote of Members*. If the Company is terminated by vote of NMTA and the Members, it shall terminate on the effective date of the certificate of cancellation of the Company's articles of organization.

(b) *Termination by Judicial Authority, Etc*. If the Company is terminated by decree of a duly authorized judicial or administrative authority or by an arbitrator, it shall terminate on the date of termination of the Company's existence as determined by that authority or arbitrator.

(c) *No Clear Date*. If no clear date is established under Sections 17.01 (a) or (b) and if the Members cannot agree on such a date, it shall terminate by determination of an arbitrator under Section 17.

Section 17.02 Survival of Accrued Rights, Etc.. Rights, duties and liabilities accrued by the parties under this Agreement before its termination shall continue in full force and effect after its termination.

Section 17.03 Arbitration of Matters Relating to Company's Winding-Up, Etc.. Notwithstanding the termination of this Agreement, any party may, after that termination, initiate an arbitration under this Section 17 to determine and enforce rights and duties of the party relating to:

(a) Matters arising before and during the Company's winding-up;

(b) The Company's liquidation; and

(c) Matters arising after the cancellation of the Company's Articles.

ARTICLE XVIII - ARBITRATION OF COMPANY DISPUTES

Section 18.01 Mandatory Arbitration of Certain Disputed Matters. Any dispute between or among the parties relating to Arbitrable Matters (as defined in Section 18.02) shall be exclusively and finally resolved in arbitration by a single arbitrator (the "Arbitrator") without recourse to any court.

Section 18.02 Definition of Arbitrable Matter. Arbitrable Matters shall include only the following types of matters:

(a) *Construction and Enforcement of this Section*. Arbitrable Matters shall include how to construe and enforce the provisions of this Section (including any matter concerning the scope of these provisions);

(b) *Claims by Members Against Members and Officers*. Arbitrable Matters shall include any claim by a Member in the Member's capacity as a Member or Officer against any other Member or Officer in that other Member's or Officer's capacity as a Member or Officer;

(c) *Unfairness to Members, Etc*. Arbitrable Matters shall include whether any action by the Company or by the Members is contrary to this Agreement;

(d) *Expulsion*. Arbitrable Matters shall include whether the expulsion of a Member under Section 14.02 is fair;

(e) *Fairness to Minority Members*. Arbitrable Matters shall include whether a vote by majority Members concerning the Company's dissolution is fair to minority Members; and

(f) *Miscellaneous Matters*. Arbitrable Matters shall include any other matter that, in the Arbitrator's view, is appropriate for decision under this Section.

Section 18.03 Exclusions from Definition of Arbitrable Matter. Arbitrable Matters shall not include:

(a) Routine business matters of the Company;

(b) Matters requiring urgent judicial relief; or

(c) Matters involving the enforcement of orders under this Article XVII.

Section 18.04 Rules Governing Arbitration. Except as otherwise provided in this Section, any arbitration (an "Arbitration") under this section shall be governed by the Rules of Commercial Arbitration of the American Arbitration Association ("AAA") as in effect at the time of the Arbitration.

Section 18.05 Notice of Arbitration. Any Member may initiate an Arbitration of any Arbitrable Matter. The initiating Member shall do so by providing written notice of the Arbitration to the other Members. The notice shall bear a current date, shall state the name of the initiating Member and shall briefly state the matter to be arbitrated.

Section 18.06 Selection of Arbitrator. If within fifteen (15) business days after all the parties entitled to notice of an Arbitration have received that notice, the Members have not agreed among themselves as to the identity of the Arbitrator or the site of the Arbitration, the Company shall immediately refer these matters for resolution by the AAA office located in the City of Atlanta, Georgia. That office may resolve these matters without liability and in its sole discretion.

Section 18.07 No Appeal, Etc. No Member shall appeal to any court an order of an Arbitrator under this Article XVIII. The Company or any Member may enter any such order in any court of competent jurisdiction.

Section 18.08 Allocations of Costs, Fees, Etc. The Arbitrator may allocate among the Members the costs, fees and other expenses relating to an Arbitration in any manner that the Arbitrator shall determine to be appropriate in his or her absolute discretion;

PROVIDED, that if the Arbitrator determines that a party has initiated an Arbitration without a reasonable basis for doing so, the Arbitrator shall assess against that party the costs of the other parties relating to the Arbitration, including the reasonable attorneys' fees.

ARTICLE XVIX - INDEMNIFICATION

Section 19.01 Definitions.

For purposes of this article, the terms defined in this section have the meanings given them.

(a) "Company" includes any domestic or foreign company that was the predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b) "Official capacity" means (i) with respect to a Director, the position of director in the Company, (ii) with respect to a person other than a manager, the elective or appointive office or position held by an Officer, member of a committee of the Board of Directors, if any, or the efforts undertaken by a Member of the Company who acts on behalf of and at the request of the Company, or the employment or agency relationship undertaken by an employee or agent of the Company, and (iii) with respect to a manager, Officer, employee, or agent of the Company who, while a manager, Officer, employee, or agent of the Company, is or was serving at the request of the Company or whose duties in that position involve or involved service as a director, officer, partner, trustee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

(c) "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the Company.

(d) "Special legal counsel" means counsel who has not represented the Company or a related company, or a manager, officer, member of a committee of the Management Committee, if any, employee, or agent whose indemnification is in issue.

Section 19.02 Mandatory Indemnification; Standard.

(a) The Company will indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person;

(i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

(ii) Acted in good faith;

(iii) Received no improper personal benefit; and

(iv) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

(v) in the case of acts or omissions occurring in the official capacity described in Section 19.01(b) (i) or Section 19.01(b) (ii), reasonably believed that the conduct was in the best interests of the Company, or in the case of acts or omissions occurring in the official capacity described in Section 19.01(b)(iii), reasonably believed that the conduct was not opposed to the best interests of the Company. If the person's acts or omissions complained of in the proceeding relate to conduct as a manager, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of

the Company if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

(b) The termination of a proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this Section 19.02.

Section 19.03 Advances. If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the Company, to payment or reimbursement by the Company of reasonable expenses, including attorney fees and disbursements, incurred by the person in advance of the final disposition of the proceeding,

(a) Upon receipt by the Company of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in Section 19.02 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the Company, if it is ultimately determined that the criteria for indemnification have not been satisfied, and

(b) After a determination that the facts then known to those making the determination would not preclude indemnification under this article.

The written undertaking required by paragraph (a) above is an unlimited general obligation of the person making it, but need not be secured and will be accepted without reference to financial ability to make the repayment.

Section 19.04 Reimbursement to Witness. Subject to the qualification under the standards described in Section 19.02, the Company will reimburse expenses, including attorney fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

Section 19.05 Determination of Eligibility.

(a) All determinations as to whether indemnification of a person is required because the criteria stated in Section 19.02 have been satisfied and as to whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 19.03 will be made;

(i) By the Board of Directors (directors who are at the time parties to the proceeding shall not be counted for determining either a majority or the presence of a quorum);

(ii) If a quorum under clause (i) cannot be obtained, by a majority of a committee of the Board of Directors, if any, consisting solely of two or more managers not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full Board of Directors, if any, including directors who are parties;

(iii) If a determination is not made under clause (i) or clause (ii), by special legal counsel, selected either by a majority of the Board of Directors or a committee by vote pursuant to clause (i) or clause (ii) or, if the requisite quorum of the full Board of Directors cannot be obtained and the committee cannot be established, by a majority of the full Board of Directors, if any, including directors who are parties;

(iv) If a determination is not made under clauses (i) through (iii), by the Members, excluding the votes held by parties to the proceedings; or

(v) If an adverse determination is made under clauses (i) through (iv) or under paragraph (b), or if no determination is made under clauses (i) through (iv) or under paragraph (b) within sixty (60) days after the termination of a proceeding or after a request for an advance of expenses, as the case may be, by a court in Georgia, which may be the same court in which the proceeding involving the person's liability is taking or has taken place, upon application of the person and any notice the court requires.

(b) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company, the determination whether indemnification of this person is required because the criteria set forth in Section 19.02 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 19.03 may be made by an annually appointed committee of the Board of Directors, if any, having at least one (1) member who is a director. The committee shall report at least annually to the Board of Directors.

Section 19.06 Insurance. The Company may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the Company would have been required to indemnify the person against the liability under the provisions of this article.

Section 19.07 Disclosure. The amount of any indemnification or advance paid pursuant to this article and to whom and on whose behalf it was paid will be included in the Required Records.

Section 19.08 Discretionary Indemnification of Others. Nothing in this Article XVIX limits the ability of the Board of Directors to cause the Company to indemnify any person or entity not described in this Article XVIX pursuant to, and to the extent described in, an agreement authorized by an act of the Directors.

ARTICLE XX - REMEDIES FOR BREACH

Section 20.01 Specific Enforcement. All breaches of this Agreement are subject to specific enforcement, without prejudice to the right to seek damages or other remedies.

Section 20.02 Concurrent or Consecutive Causation of Damages.

(a) If two (2) or more Members breach this Agreement and those breaches combine in any way, concurrently or consecutively, to produce harm to the Company, then those Members are jointly and severally liable to the Company for the entirety of the harm. This paragraph precludes a Member who has breached this Agreement from asserting that another Member's prior, contemporaneous, or subsequent breach constitutes a superseding, intervening, or independent cause or in any way releases the breaching Member from liability.

(b) Section 20.02(a) does not preclude breaching Members from seeking contribution or indemnity from each other, or otherwise seeking to allocate among themselves the responsibility and liability for the harm caused to the Company.

Section 20.03 Attorney Fees and Other Litigation Expenses. If the Company resorts to litigation to remedy a breach of this Agreement by a Member or former Member and the Company prevails in the litigation, in addition to any other remedies available to the Company under this Agreement or by law, the Company may collect its reasonable attorney fees and other costs and expenses of litigation.

ARTICLE XXI - AMENDMENTS

Section 21.01 Requirements for Amendments. Except as otherwise contained in this Agreement, to be effective, any amendment to this Agreement must be approved by an act of the Members reflecting approval by Members owning eighty percent (80%) of the Voting Membership Units.

ARTICLE XXII - MISCELLANEOUS

Section 22.01 Sale of Securities. To the extent that the Members' interests in the Membership Units may be deemed to be securities under applicable law: THE MEMBERSHIP UNITS HAVE NOT BEEN REGISTERED UNDER THE GEORGIA SECURITIES ACT OF 2008, AS AMENDED, IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION SET FORTH IN SUCH ACT. IN ADDITION, THE MEMBERSHIP UNITS HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION IN RELIANCE UPON AN EXEMPTION FROM SUCH REGISTRATION SET FORTH IN THE SECURITIES ACT OF 1933 PROVIDED BY SECTION 4(2) THEREOF AND OTHER APPLICABLE STATUTES. THE MEMBERSHIP UNITS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT OT AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS. Each Member, desiring to be admitted to the Company as a Member, and as a material inducement to the Company and the other Members of the Company, represents and warrants that:

(a) Such Member is acquiring the Membership Units for such Member's own account for investment and not with a view to distribution or resale;

(b) Such Member understands that the sale of Membership Units to the Members admitted hereby is not being registered under federal or state securities laws based in part on the representations and warranties by the Member hereunder;

(c) Such Member has no reason to anticipate any change in personal circumstances, financial or otherwise, which may cause or require any sale or distribution of such interest;

(d) Such Member will under no circumstances sell, transfer or assign all or any portion of the Membership Units except in compliance with provisions of this Agreement;

(e) Such Member is familiar with the nature of and risks attending investments and has determined on the basis of consultation with such Member's business and tax advisors that the purchase of the Membership Units in the Company is consistent with such Member's investment objectives and income prospects (all documents, records and books pertaining to the investment being made by such Member having been made available to such business and tax advisors);

(f) Such Member is capable of losing his entire investment in the Company without incurring undue hardship;

(g) All information provided by such Member to the Company concerning such Member's investor status, financial position, and experience in financial, tax, and business matters is correct and complete as of the date of this Agreement;

(h) Such Member and his advisors have had full and complete access to all books, records, agreements and other materials related to the Company, have had a reasonable opportunity to question the Company regarding the investment and any questions so posed have been answered by the Company to such Member's full satisfaction, and have had a reasonable opportunity to obtain such additional information necessary to verify the accuracy of the information so provided;

(i) That no oral representation has been made and no oral information furnished to such Member in connection with the Company which was in any way inconsistent with any written information so furnished;

(j) That no information has been furnished and no representations made by the Company regarding the tax benefits; if any; to be derived from an investment in the Company; and

(k) Such Member is aware that no trading market for the Membership Units will exist at any time and that such interest will at no time by freely transferable or transferable without potential adverse tax consequences.

Section 22.02 Governing Law. This Agreement, and any question, dispute, or other matter related to or arising from this Agreement, will be governed by the laws of the State of Georgia.

Section 22.03 Binding Effect. This Agreement binds all Members and their respective distributees, successors, and assigns and any other person claiming a right or benefit under or covered by this Agreement.

Section 22.04 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable,

(a) That provision will be fully severable and this Agreement will be construed and enforced as if the illegal, invalid, or unenforceable provision had never been part of this Agreement;

(b) The remaining provisions of this Agreement will remain in full force and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement; and

(c) In the place of the illegal, invalid, or unenforceable provision, there will be added automatically to this Agreement a legal, valid, and enforceable provision that is as similar to the illegal, invalid, or unenforceable provision as possible.

Section 22.05 Multiple Counterparts. This Agreement may be executed in several counterparts, each of which will be considered an original and all of which will constitute one and the same document. Proving the execution and contents of this document against a party may be done by producing any copy of this Agreement signed by that party.

Section 22.06 Additional Documents and Acts. Each Member agrees to execute and deliver whatever additional documents and to perform such additional acts as may be necessary or appropriate to effectuate and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, including any and all transfer documents necessary to complete any capital contribution reflected herein.

Section 22.07 Notices.

(a) Any notice to be given or made to the Company, its Directors, its Officers, or any Member must be in writing and will be considered to have been given when delivered to the address specified in the Company's Required Records.

(b) A person who wants to change its address as specified in the Required Records may do so by giving written notice of the change to the Company and to each Member. The change takes effect five (5) days after the notice is given.

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<u>ACCEPTED AND AGREED TO BY</u>:

COMPANY:

PORTRAIT COFFEE, LLC,
a Georgia limited liability company

BY: ____________________________________
Name: Aaron Fender
Title: Chairman/President

Notice Address:
1437 Morey Street, SW
Atlanta, Georgia 30311

[SIGNATURES CONTINUED ON FOLLOWING PAGES]

MEMBERS:

Aaron Fender

Notice Address:
1437 Morey Street, SW
Atlanta, Georgia 30311

John Onwuchekwa

Shawndra D. Onwuchekwa

Notice Address:
864 Rose Circle, SW
Atlanta, Georgia 30311

Marcus Hollinger

Notice Address:
1312 Beecher Street, SW
Atlanta, Georgia 30310

SCHEDULE 1.0 Definition of Current Value of Membership Units

Current value shall be the value mutually agreed to by the Company and Members at the time, or failing agreement, as determined in accordance with the valuation procedure outlined hereafter.

"Valuation Procedure" shall mean a determination of the value of the Membership Units of the Company according to the following procedure:

(i) The Company shall institute the Valuation Procedure by delivering written notice of the necessity of so doing to each Member immediately after determining purposes hereof. Within ten (10) days after receipt of such notice, the Company and Selling Member shall select an appraiser, each such appraiser shall be qualified to value the Membership Units of limited liability companies and familiar with the business of the Company.

(ii) Each appraiser selected shall submit a written valuation of Membership Units of the Company to the Company and to each of the Members as soon as reasonably possible, but, in any event, no later than sixty (60) days after his selection. If the valuations submitted by the two appraisers are not identical, the fair market value of the average of their appraisals, unless the average is equal to or more than one hundred twenty-five percent (125%) of either appraisal or is equal to or less than seventy-five percent (75%) for either appraisal. In each event, a third appraiser shall be selected by the two appraisers, and the fair market value of the Membership Units shall be determined to be the arithmetic average of the two closest appraisals.

(iii) In the event any party fails to select an appraiser according to the terms hereof within ten (10) days after receipt of written notice of the necessity thereof or either appraiser fails to submit a written report to the Company within sixty (60) days after the selection of the second appraiser, then the appraisal submitted by the appraiser selected by the performing party or by the appraiser submitting his timely report shall govern, as long as such appraisal is submitted in good faith.

(iv) Each group shall bear the cost of its appraisal and the cost of the third appraisal if necessary, shall be shared equally by all of the Members.